Exhibit 99.3

EMPLOYEE MATTERS AGREEMENT

BY AND BETWEEN

SUNPOWER CORPORATION

AND

MAXEON SOLAR TECHNOLOGIES, LTD.

DATED AS OF AUGUST 26, 2020

FORM OF EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (this “Agreement”), dated as of August 26, 2020 is by and between SunPower Corporation, a Delaware corporation (“Parent”), and Maxeon Solar Technologies, Ltd. a company incorporated under the laws of Singapore (“SpinCo”).

RECITALS

WHEREAS, the board of directors of Parent (the “Parent Board”) has determined that it is in the best interests of Parent and its shareholders to create a new publicly traded company that shall operate the SpinCo Business;

WHEREAS, in furtherance of the foregoing, the Parent Board has determined that it is appropriate and desirable to separate the SpinCo Business from the RemainCo Business (the “Separation”) and, following the Separation, make a distribution, on a pro rata basis and in accordance with a distribution ratio to be determined by the Parent Board, to the holders of Parent Shares on the Record Date of all the outstanding SpinCo Shares owned by Parent (the “Distribution”);

WHEREAS, Parent and SpinCo entered into the Separation and Distribution Agreement (the “Separation and Distribution Agreement”), dated as of November 8, 2020, in order to carry out, effect and consummate the Separation and the Distribution and set forth the principal arrangements between them regarding the terms of the Separation and the Distribution; and

WHEREAS, the Parties desire to provide for and agree upon the allocation between the Parties of the principal employment, compensation, equity plan, and other benefit plan arrangements of each of the Parties and their respective affiliates arising prior to, as a result of, and subsequent to the Separation and the Distribution, and to provide for and agree upon other matters relating to such matters.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Defined Terms. For the purpose of this Agreement, the following terms shall have the following meanings, and capitalized terms used herein and not otherwise defined in this Article I shall have the respective meanings assigned to them in the Separation and Distribution Agreement.

(a) “Adjusted Parent Award” means an Adjusted Parent RSU Award or Adjusted Parent PSU Award.

(b) “Adjusted Parent PSU Award” means a performance share unit award granted pursuant to a Parent Equity Plan as adjusted in accordance with Section 6.01.

(c) “Adjusted Parent RSU Award” means a restricted stock unit award granted pursuant to a Parent Equity Plan as adjusted in accordance with Section 6.01.

(d) “Affiliate” has the meaning set forth in the Separation and Distribution Agreement. It is expressly agreed that, prior to, at and after the Effective Time, for purposes of this Agreement, (a) no member of the SpinCo Group will be deemed to be an Affiliate of any member of the RemainCo Group, and (b) no member of the RemainCo Group will be deemed to be an Affiliate of any member of the SpinCo Group.

(e) “Agreement” has the meaning set forth in the Preamble.

(f) “Benefit Plan” means any (i) “employee benefit plan,” as defined in ERISA Section 3(3) (whether or not such plan is subject to ERISA); and (ii) employment, compensation, severance, redundancy, salary continuation, bonus, thirteenth month, incentive, retirement, thrift, superannuation, savings, pension, workers’ compensation, termination benefit (including termination notice requirements), termination indemnity, other indemnification, supplemental unemployment benefit, profit sharing, deferred compensation, stock ownership, stock purchase, stock option, stock appreciation right, restricted stock, performance stock, “phantom” stock, performance stock unit, restricted stock unit, other equity-based incentive, change in control, paid time off, perquisite, fringe benefit, vacation, disability, life, or other insurance, death benefit, hospitalization, medical, or other compensatory or benefit plan, program, fund, agreement, arrangement, or policy of any kind (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated), and any trust, escrow or similar agreement related thereto, whether or not funded.

(g) “COBRA” means coverage required by Section 4980B of the Code or ERISA Section 601 et. seq.

(h) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(i) “Collective Bargaining Agreement” means any collective bargaining agreement or labor agreement with a union or a works council, to which any member of the RemainCo Group or the SpinCo Group is a party to.

(j) “Deferred Bonus Plan” means any plan pursuant to which a deferred bonus award has been granted and is outstanding immediately prior to the Distribution Date.

(k) “Distribution” has the meaning set forth in the Recitals.

(l) “Employee” means, as applicable, an employee on the payroll of Parent or any other member of the RemainCo Group or SpinCo or any other member of the SpinCo Group, including any employee absent from work on account of vacation, annual leave, jury duty, funeral leave, personal leave, sickness, short-term disability, long-term disability or workers’ compensation leave (in each case, unless treated as a separated employee for employment purposes), military leave, family leave, parental leave (whether paid or unpaid), pay continuation leave, garden leave, or other approved leave of absence or for whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or Law. A Former Employee is not considered an “Employee” for purposes of this Agreement.

(m) “Employee Recoupment Asset” means an employer’s right to repayment from an employee or former employee in respect of a tax equalization payment, sign-on bonus payment, relocation expense payment, tuition payment, reimbursement, loan, or other similar item, including any agreement related thereto.

(n) “Employment Agreement” means an employment contract between a member of the RemainCo Group or the SpinCo Group, as applicable, and an Employee (including a contract in place prior to the Distribution Date or one that takes effect on or after the Distribution Date).

(o) “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

(p) “First Post-Distribution Trading Day” means, with respect to Parent Shares, the first day on or following the Distribution Date on which “regular-way” trading in Parent Shares is reported on NASDAQ and, with respect to SpinCo Shares, the first day on or following the Distribution Date on which “regular way” trading in SpinCo Shares is reported on NASDAQ.

(q) “Former Employee” means any individual whose employment with Parent and all of its Subsidiaries (including SpinCo and any other member of the SpinCo Group) terminated on or prior to the Distribution Date and for whom no obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or applicable Law.

(r) “Health and Welfare Plan” means any Benefit Plan established or maintained to provide Employees or Former Employees or their beneficiaries, through the purchase of insurance or otherwise, medical, dental, prescription, vision, short-term disability, long-term disability, death benefits, life insurance, accidental death and dismemberment insurance, business travel accident insurance, employee assistance program, group legal services, wellness, cafeteria (including premium payment, health care flexible spending account, and dependent care flexible spending account components), travel reimbursement, transportation, vacation benefits, apprenticeship or other training programs, day care centers, or prepaid legal services benefits, including any “employee welfare benefit plan” (as defined in ERISA Section 3(1)), whether or not subject to ERISA, that is not a severance plan.

(s) “Incurred Claim” means a Liability related to services or benefits provided under a Benefit Plan, which will be deemed to be incurred: (i) with respect to medical, dental, vision, and prescription drug benefits, upon the rendering of services giving rise to such Liability; (ii) with respect to death benefits, life insurance, accidental death and dismemberment insurance, and business travel accident insurance, upon the occurrence of the event giving rise to such Liability; (iii) with respect to disability benefits, upon the date of disability, as determined by the applicable disability benefit insurance carrier or claim administrator; (iv) with respect to a period of continuous hospitalization, upon the date of admission to the hospital; and (v) with respect to tuition reimbursement or adoption assistance, upon completion of the requirements for such reimbursement or assistance, whichever is applicable.

(t) “NASDAQ” means the Nasdaq Stock Exchange.

(u) “Notice” means any written notice, request, demand or other communication specifically referencing this Agreement and given in accordance with Section 7.08.

(v) “Parent” has the meaning set forth in the first paragraph of this Agreement.

(w) “Parent 401(k) Plan” means the SunPower Corporation 401(k) Saving Plan.

(x) “Parent Award” means a Parent RSU Award or Parent PSU Award, as applicable, which are subject to adjustment in accordance with Section 6.01 and/or with respect to which corresponding SpinCo Awards will be issued pursuant to Section 6.01.

(y) “Parent Benefit Plan” means a Benefit Plan sponsored by, maintained by, or contributed to by any member of the RemainCo Group, other than a SpinCo Benefit Plan. For the avoidance of doubt, no member of the RemainCo Group will be deemed to sponsor, maintain or contribute to any Benefit Plan if its relationship to such Benefit Plan is solely to administer such Benefit Plan or provide to the SpinCo Group any reimbursement in respect of such Benefit Plan.

(z) “Parent Board” has the meaning set forth in the Recitals.

(aa) “Parent Change of Control” has the meaning set forth in Section 6.01(b).

(bb) “Parent Compensation Committee” means the Compensation Committee of the Parent Board.

(cc) “Parent Equity Plan” means, collectively, the SunPower Corporation 2015 Omnibus Incentive Plan, and any incentive compensation program or arrangement that governs the terms of equity-based incentive awards assumed by the RemainCo Group in connection with a corporate transaction and that is maintained by the RemainCo Group immediately prior to the Distribution Date (excluding the SpinCo Equity Plan and any other plan maintained solely by SpinCo or any other member of the SpinCo Group), and any sub-plans established under those programs.

(dd) “Parent Former Employee” means a Former Employee who is not a SpinCo Former Employee.

(ee) “Parent Health and Welfare Plan” means a Health and Welfare Plan sponsored by, maintained by, or contributed to by any member of the RemainCo Group. For the avoidance of doubt, no member of the RemainCo Group will be deemed to sponsor, maintain or contribute to any Health and Welfare Plan if its relationship to such Health and Welfare Plan is solely to administer such Health and Welfare Plan or provide to the SpinCo Group any reimbursement in respect of such Health and Welfare Plan.

(ff) “Parent Non-U.S. Retirement Plan” means any Benefit Plan that is a pension or retirement plan (other than a severance plan) that is maintained by any member of the RemainCo Group for the benefit of Employees employed outside the U.S., other than a SpinCo Benefit Plan.

(gg) “Parent Post-Distribution Stock Value” means the average of the volume weighted average per share price of one Parent Share, trading “regular-way,” as reported on the NASDAQ on each of the ten consecutive trading days starting with the First Post-Distribution Trading Date.

(hh) “Parent PSU Award” means a performance stock unit award granted pursuant to a Parent Equity Plan and outstanding immediately prior to the Distribution Date.

(ii) “Parent RSU Award” means a restricted stock unit award granted pursuant to a Parent Equity Plan and outstanding immediately prior to the Distribution Date.

(jj) “Party” or “Parties” means a party or the parties to this Agreement.

(kk) “Pre-Distribution Stock Value” means the average of the volume weighted average per share price of one Parent Share, trading “regular-way,” as reported on the NASDAQ on each of the ten consecutive trading days ending with the day immediately prior to the Distribution Date (or if such day is not an NASDAQ trading day, ending on the next preceding NASDAQ trading day).

(ll) “Restricted Cash Award” means a restricted cash award granted pursuant to a restricted cash award agreement and outstanding immediately prior to the Distribution Date.

(mm) “Retained Employee” means any Employee other than a SpinCo Employee.

(nn) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(oo) “Separation” has the meaning set forth in the Recitals.

(pp) “Separation and Distribution Agreement” has the meaning set forth in the Recitals.

(qq) “SpinCo” has the meaning set forth in the Preamble.

(rr) “SpinCo Award” means a SpinCo RSU Award or SpinCo PSU Award, as applicable, issued pursuant to Section 6.01.

(ss) “SpinCo Benefit Plan” means each Benefit Plan sponsored by, maintained by, or contributed to by any member of the SpinCo Group and that covers only SpinCo Employees and/or SpinCo Former Employees. For the avoidance of doubt, no member of the SpinCo Group will be deemed to sponsor, maintain or contribute to any Benefit Plan if its relationship to such Benefit Plan is solely to administer such Benefit Plan or provide to the RemainCo Group any reimbursement in respect of such Benefit Plan.

(tt) “SpinCo Change of Control” has the meaning set forth in Section 6.01(b).

(uu) “SpinCo Employee” means any Employee who is (i) employed by any member of the SpinCo Group immediately prior to the Distribution Date or who continues in employment with the SpinCo Group from and after the Distribution Date, or (ii) hired by any member of the SpinCo Group on or after the Distribution Date.

(vv) “SpinCo Equity Plan” means the equity incentive compensation plan or arrangement that governs the terms of equity-based incentive awards assumed by the SpinCo Group in connection with this Agreement and any sub-plans established under those programs.

(ww) “SpinCo Former Employee” means a Former Employee who was primarily employed or engaged by the SpinCo Group immediately prior to such individual’s termination of employment.

(xx) “SpinCo Health and Welfare Plan” means a SpinCo Benefit Plan that is a Health and Welfare Plan. For the avoidance of doubt, no member of the SpinCo Group will be deemed to sponsor, maintain or contribute to any Health and Welfare Plan if its relationship to such Health and Welfare Plan is solely to administer such Health and Welfare Plan or provide to the RemainCo Group any reimbursement in respect of such Health and Welfare Plan.

(yy) “SpinCo Post-Distribution Stock Value” means the average of the volume weighted average per share price of one SpinCo Share, trading “regular-way,” as reported on NASDAQ, or such alternative primary exchange on which SpinCo Shares may be traded at such time, on each of the ten consecutive trading days starting with the First Post-Distribution Trading Date.

(zz) “SpinCo PSU Award” means a performance stock unit award issued by SpinCo in accordance with Section 6.01.

(aaa) “SpinCo Retirement Plan” means any SpinCo Benefit Plan that is a retirement or pension plan.

(bbb) “SpinCo RSU Award” means a restricted stock unit award issued by SpinCo in accordance with Section 6.01.

(ccc) “Tax” has the meaning set forth in the Tax Matters Agreement.

(ddd) “Tax Authority” has the meaning set forth in the Tax Matters Agreement.

ARTICLE II

GENERAL PRINCIPLES

Section 2.01 Allocation of Liabilities.

(a) SpinCo Liabilities. Effective as of the Effective Time (but in any case prior to the Distribution), and except as expressly provided in this Agreement, SpinCo hereby assumes (or retains) or will cause any other member of the SpinCo Group to assume (or retain) and agrees to (or to cause another member of the SpinCo Group to) pay, perform, fulfill, and discharge, all Liabilities (i) to the extent relating to, arising out of, or resulting from the employment (or termination of employment) of any SpinCo Employee or any SpinCo Former Employee, whether such Liabilities relate to or arise out of periods on, prior to or after the Distribution Date and including any Liabilities that are required to be assumed pursuant to local Law, or (ii) which are expressly assumed or retained by the SpinCo Group pursuant to this Agreement. For the avoidance of doubt, SpinCo shall assume (or retain) all statutory employee entitlements, including accrued but untaken annual leave, long service leave, personal leave, sick leave, family, parental or carer’s leave and redundancy pay related to any SpinCo Employee or SpinCo Former Employee.

(b) Parent Liabilities. Effective as of the Effective Time (but in any case prior to the Distribution), and except as expressly provided in this Agreement, Parent hereby assumes (or retains) or will cause any other member of the RemainCo Group to assume (or retain) and agrees to (or to cause another member of the RemainCo Group to) pay, perform, fulfill, and discharge, all Liabilities (i) to the extent relating to, arising out of, or resulting from the employment (or termination of employment) of any Retained Employee or any Parent Former Employee, whether such Liabilities relate to or arise out of periods on, prior to or after the Distribution Date or (ii) which are expressly assumed or retained by the RemainCo Group pursuant to this Agreement.

(c) Intended Effect; Other Liabilities. The intended effect of this Agreement, except to the extent expressly provided herein, is that (i) the SpinCo Group (or a member thereof) will assume or retain all Liabilities to or related to SpinCo Employees and SpinCo Former Employees and all Liabilities under or with respect to any SpinCo Benefit Plan or any Employment Agreement with any SpinCo Employee, and (ii) the RemainCo Group (or a member thereof) will assume and retain all Liabilities to or related to Employees and Former Employees other than SpinCo Employees and SpinCo Former Employees and all Liabilities under the Parent Benefit Plans (including those with respect to SpinCo

Employees and SpinCo Former Employees) and any Employment Agreement with any Retained Employee. To the extent that this Agreement does not address particular Liabilities and the Parties later determine that such Liabilities should be allocated in connection with the Separation, the Parties will agree in good faith on the allocation, taking into account the handling of comparable Liabilities under this Agreement.

(d) Transfer of Employees. Except with respect to employees who transfer employment pursuant to Section 2.04 after the Distribution Date, Parent will use commercially reasonable efforts to ensure that employees of the RemainCo Group who are designated by Parent to transfer employment to the SpinCo Group transfer to the appropriate member of the SpinCo Group prior to the Distribution Date, taking into account the requirements of local Law (including, where required by applicable Law, ensuring that they resign from their employment with Parent or a member of the RemainCo Group and accept employment with SpinCo or a member of the SpinCo Group).

Section 2.02 Employment with SpinCo.

(a) Retention of Employees. From and after the Effective Time, the Parties intend for SpinCo Employees to remain employed by the SpinCo Group on a basis consistent with Section 2.02(b). The Parties will cooperate in good faith to identify clearly the SpinCo Employees. SpinCo will be responsible for, and will indemnify the RemainCo Group from and against, any Liabilities incurred (including any severance payments made or required to be made): (i) in connection with the transfer or termination of a SpinCo Employee on or after the Distribution Date, (ii) arising from or in connection with a failure or refusal by any SpinCo Employee to continue in employment from and after the Distribution Date, and (iii) any other Liabilities retained or assumed by SpinCo (or any other member of the SpinCo Group) under this Agreement.

(b) Compensation and Benefits. Except as expressly provided in this Agreement, the SpinCo Group will provide to each SpinCo Employee as of the Distribution Date (i) base salary at the same rate as provided to that SpinCo Employee immediately prior to the Distribution Date, (ii) cash incentive compensation opportunities that are no less favorable on an overall basis than those offered to such SpinCo Employee immediately prior to the Distribution Date, and (iii) benefits under SpinCo Benefit Plans (and where required by applicable local Law all other terms and conditions of employment) other than those specified in clause (ii) that are determined in the sole discretion of SpinCo (or the applicable member of the SpinCo Group) or, where otherwise required by applicable Law, are no less favorable on an overall basis than those available to such SpinCo Employees immediately prior to the Distribution Date, including the SpinCo Equity Plan. Nothing in the preceding sentence will prevent the SpinCo Group from modifying the compensation and benefits of a SpinCo Employee after the Distribution Date.

(c) Non-U.S. Employees. Notwithstanding anything to the contrary herein, the following terms will apply to all SpinCo Employees:

(i) To the extent that (A) the applicable Law of any jurisdiction, (B) any applicable Collective Bargaining Agreement or other applicable agreement with a works council or economic committee, or (C) any applicable Employment Agreement would require SpinCo or a member of the SpinCo Group to provide any terms of employment to any SpinCo Employee that are more favorable than those otherwise provided for in this Agreement in connection with the Distribution, then SpinCo will cause the SpinCo Group to provide such SpinCo Employee with such more favorable terms. SpinCo will be responsible for liabilities for, and will cause the SpinCo Group to provide all compensation or benefits (whether statutory, contractual or otherwise) to each SpinCo Employee arising from or related to the transactions contemplated by the Separation Agreement, or the related transfer of the employee to SpinCo or a member of the SpinCo Group.

(ii) Parent and SpinCo agree that to the extent provided under the applicable Laws of certain foreign jurisdictions, (A) any Employment Agreements between a member of the RemainCo Group, on the one hand, and any SpinCo Employee, on the other hand, and (B) any Collective Bargaining Agreements applicable to the SpinCo Employees in such jurisdictions, will in each case have effect after the Distribution as if originally made between the SpinCo Group and the other parties to such Employment Agreement or Collective Bargaining Agreement.

Section 2.03 Establishment of SpinCo Plans. From and after the Distribution Date, SpinCo will (or will cause another member of the SpinCo Group to) adopt or continue in effect the SpinCo Benefit Plans (and related trusts, if applicable, as determined by the Parties) that were in effect prior to the Distribution Date and such other SpinCo Benefit Plans as determined in the discretion of the SpinCo Group (or any member thereof), subject to the terms and conditions of Section 2.02(b) and Section 2.02(c). Notwithstanding the foregoing or any other provision of this Agreement, SpinCo will adopt the SpinCo Equity Plan prior to the Distribution Date.

Section 2.04 Transfers by Mutual Agreement. The Parties recognize that, prior to and/or for a period of twelve (12) months from the Distribution Date, they may determine it to be in their mutual best interests to transfer an individual classified (or who would otherwise be classified) as a Retained Employee to the SpinCo Group or to transfer an individual classified (or who would otherwise be classified) as a SpinCo Employee to the RemainCo Group. With the express written consent of each Party, RemainCo Group or SpinCo Group, as applicable, will use commercially reasonable efforts to ensure that such individual’s employment is either transferred, terminated by such individual by resigning, or failing that, will be terminated by the RemainCo Group or the SpinCo Group, as applicable, and such Employee will be immediately offered employment by the other Party on the same basis as mandated by Section 2.02(b) (such terminations and hires are referred to in this Section 2.04 as “transfers”), in each case taking into account the requirements of local Law. Retained Employees (or a person who would otherwise be classified as a Retained Employee, in any case with such status being determined as of the date of transfer) who are subsequently transferred to the SpinCo Group pursuant to this Section 2.04 will be treated as Retained Employees for all purposes hereof during their time as Employees of the RemainCo Group until their actual transfer to the SpinCo Group, upon and following which the Parties will use commercially reasonable efforts to provide that they are treated as SpinCo Employees for all purposes hereof. SpinCo Employees (or a person who would otherwise be classified as a SpinCo Employee, with such status being determined as of the date of transfer) who are subsequently transferred to the RemainCo Group pursuant to this Section 2.04 will be treated as SpinCo Employees for all purposes hereof during their time as Employees of the SpinCo Group until their actual transfer to the RemainCo Group, upon and following which the Parties will use commercially reasonable efforts to provide that they are treated as Retained Employees for all purposes hereof.

Section 2.05 Collective Bargaining Agreements. Effective as of the Distribution Date, (i) Parent or a member of the RemainCo Group will retain each Collective Bargaining Agreement then in effect covering any Retained Employee and will retain all liabilities arising prior to the Distribution Date and assume all liabilities arising after the Distribution Date under each such Collective Bargaining Agreement and (ii) SpinCo or a member of the SpinCo Group will retain or assume each Collective Bargaining Agreement then in effect covering any SpinCo Employee and will retain all liabilities arising prior to the Distribution Date and assume all liabilities arising after the Distribution Date under each such Collective Bargaining Agreement.

ARTICLE III

PARENT 401(K) PLAN

Section 3.01 401(k) Plan. From and after the Distribution Date, the Parent 401(k) Plan will continue to be responsible for all Liabilities thereunder and no assets or Liabilities of the Parent 401(k) Plan will be transferred to any SpinCo Benefit Plan and SpinCo will not assume any Liabilities under or with respect to the Parent 401(k) Plan.

ARTICLE IV

PARENT NON-U.S. RETIREMENT PLANS AND SPINCO RETIREMENT PLANS AND

DEFERRED COMPENSATION PLANS

Section 4.01 Parent Non-U.S. Retirement Plans. From and after the Distribution Date, each member of the RemainCo Group will continue to be responsible for all Liabilities under and with respect to any Parent Non-U.S. Retirement Plan to the extent that it was responsible for such Liabilities immediately prior to the Distribution Date, no assets or Liabilities of any such Parent Non-U.S. Retirement Plan will be transferred to SpinCo or any SpinCo Benefit Plan, and the SpinCo Group will not assume any Liabilities under or with respect to any such Parent Non-U.S. Retirement Plan for which the RemainCo Group was responsible immediately prior to the Distribution Date. Without limiting the generality of the foregoing, SpinCo Employees will cease to be active participants in the Parent Non-U.S. Retirement Plans effective as of the Distribution Date and no SpinCo Employee will accrue any benefits under any Parent Non-U.S. Retirement Plan for periods after the Distribution Date.

Section 4.02 SpinCo Retirement Plans. From and after the Distribution Date, each member of the SpinCo Group will be responsible for all Liabilities under and with respect to any SpinCo Retirement Plan, no assets or Liabilities of any SpinCo Retirement Plan will be transferred to any Parent Benefit Plan or any member of the RemainCo Group and no member of the RemainCo Group will assume or otherwise have any Liabilities under or with respect to any SpinCo Retirement Plan. Without limiting the generality of the foregoing, Retained Employees will cease to be active participants in any SpinCo Retirement Plan effective as of the Distribution Date and no Retained Employee will accrue any benefits under any SpinCo Retirement Plan for periods after the Distribution Date except in accordance with the express terms and conditions of and applicable SpinCo Retirement Plan.

Section 4.03 Deferred Bonus Plans. From and after the Distribution Date, each member of the SpinCo Group will be responsible for all Liabilities under and with respect to any Deferred Bonus Plan to the extent payable to any SpinCo Employee or SpinCo Former Employee.

ARTICLE V

WELFARE AND FRINGE BENEFIT PLANS

Section 5.01 Health and Welfare Plans.

(a) Allocation of Liabilities; Generally.

(i) Except as otherwise provided in this Agreement, from and after the Distribution Date, (A) the RemainCo Group and the Parent Health and Welfare Plans, as applicable, will continue to be responsible for all Liabilities under and with respect to the Parent Health and Welfare Plans (including all Incurred Claims, regardless of when the Incurred Claim arose or was incurred), (B) the RemainCo Group and the Parent Health and Welfare Plans, as applicable, will retain all assets relating to or associated with the Parent Health and Welfare Plans and Incurred Claims (including Medicare reimbursements, insurance payments and reimbursements, pharmaceutical rebates, and similar items), and (C) no assets or Liabilities of the Parent Health and Welfare Plans will be transferred to any SpinCo Benefit Plan and the SpinCo Group will not assume any Liabilities under or with respect to the Parent Health and Welfare Plans. Without limiting the generality of the foregoing, SpinCo Employees will cease to be active participants in the Parent Health and Welfare Plans effective as of the Distribution Date and no SpinCo Employee will be entitled to any benefits under the Parent Health and Welfare Plans for periods on or after the Distribution Date except as required by applicable Law.

(ii) Except as otherwise provided in this Agreement, from and after the Distribution Date, (A) the SpinCo Group and the SpinCo Health and Welfare Plans, as applicable, will be responsible for all Liabilities under and with respect to the SpinCo Health and Welfare Plans (including all Incurred Claims, regardless of when the Incurred Claim arose or was incurred), (B) the SpinCo Group and the SpinCo Health and Welfare Plans, as applicable, will retain all assets relating to or associated with the SpinCo Health and Welfare Plans and Incurred Claims (including Medicare reimbursements, insurance payments and reimbursements, pharmaceutical rebates, and similar items), and (C) no assets or Liabilities of the SpinCo Health and Welfare Plans will be transferred to any Parent Benefit Plan and the RemainCo Group will not assume any Liabilities under or with respect to the SpinCo Health and Welfare Plans. Without limiting the generality of the foregoing, Retained Employees will cease to be active participants in the SpinCo Health and Welfare Plans effective as of the Distribution Date and no Retained Employee will be entitled to any benefits under the SpinCo Health and Welfare Plans for periods on or after the Distribution Date except as required by applicable Law.

(b) COBRA. Without limiting the generality of Section 5.01(a), the RemainCo Group will continue to be responsible for compliance with the health care continuation requirements of COBRA, and the corresponding provisions of the Parent Health and Welfare Plans with respect to any (i) Retained Employees and any Former Employees (and their covered dependents) who incur a qualifying event under COBRA on, prior to, or following the Distribution Date, and (ii) any SpinCo Employees (and their covered dependents) who incur a qualifying event under COBRA on or prior to the Distribution Date.

Section 5.02 Vacation, Holidays, Annual Leave and Leaves of Absence. Effective as of the Distribution Date, SpinCo will (or will cause any other member of the SpinCo Group to) retain (or assume) all Liabilities of the RemainCo Group with respect to vacation, holiday, annual leave, long service or other leave of absence, and required payments related thereto, for each SpinCo Employee and each SpinCo Former Employee or reimburse the RemainCo Group for any such expenses incurred by the RemainCo Group in connection with the Separation. Parent will (or will cause any other member of the RemainCo Group to) retain all Liabilities with respect to vacation, holiday, annual leave, long service or other leave of absence, and required payments related thereto, for all Retained Employees and Parent Former Employees.

Section 5.03 Severance and Unemployment Compensation. Effective as of the Distribution Date, SpinCo will (or will cause another member of the SpinCo Group to) retain (or assume) all Liabilities to, or relating to, SpinCo Employees and SpinCo Former Employees in respect of severance and unemployment compensation or reimburse the RemainCo Group for any such expenses incurred by the RemainCo Group in connection with the Separation. The RemainCo Group will be responsible for any and all Liabilities to, or relating to, Retained Employees and Parent Former Employees in respect of severance and unemployment compensation.

Section 5.04 Workers’ Compensation. With respect to claims for workers’ compensation in the United States, (a) the SpinCo Group will be responsible for claims in respect of SpinCo Employees and SpinCo Former Employees, whether occurring or related to events occurring prior to, on or following the Distribution Date, and (b) the RemainCo Group will be responsible for all claims in respect of Retained Employees and Parent Former Employees, whether occurring or related to events occurring prior to, on or following the Distribution Date.

ARTICLE VI

EQUITY AND INCENTIVE PROGRAMS

Section 6.01 Equity Plans.

(a) The Parties will use commercially reasonable efforts to take all actions necessary or appropriate so that each outstanding Parent RSU Award and Parent PSU Award granted under a Parent Equity Plan will be adjusted as set forth in this Section 6.01.

(i) Parent RSU Awards. As determined by the Parent Compensation Committee pursuant to its authority under the applicable Parent Equity Plan, each Parent RSU Award, regardless of by whom held, whether vested or unvested, will be converted effective as of the Distribution Date as described in this Section 6.01(a)(i).

(A) Each Parent RSU Award will be converted effective as of the Distribution Date into either an Adjusted Parent RSU Award (for Retained Employees and Parent Former Employees) or a SpinCo RSU Award (for SpinCo Employees and SpinCo Former Employees). Except as otherwise provided in this Section 6.01, each Adjusted Parent RSU Award and each SpinCo RSU Award be subject to the same terms and conditions (including with respect to vesting, settlement and termination) after the conversion as applied to such Parent RSU Award immediately prior to the conversion; provided, however, that:

(1) the number of Parent Shares (including those attributable to dividend equivalent units) subject to each Adjusted Parent RSU Award subject to this Section 6.01(a)(i)(A) will be equal to the quotient of (I) the product of (a) the number of Parent Shares (including those attributable to dividend equivalent units) subject to the corresponding Parent RSU Award immediately prior to the Distribution Date, multiplied by (b) the Pre-Distribution Stock Value, rounded to the nearest cent; divided by (II) the Parent Post-Distribution Stock Value, rounded down to the nearest whole number;

(2) the number of SpinCo Shares subject to each SpinCo RSU Award (including those attributable to dividend equivalent units) subject to this Section 6.01(a)(i)(A) will be equal to the quotient of (I) the product of (a) the number of Parent Shares (including those attributable to dividend equivalent units) subject to the corresponding Parent RSU Award immediately prior to the Distribution Date, multiplied by (b) the Pre-Distribution Stock Value, rounded to the nearest cent; divided by (II) the SpinCo Post-Distribution Stock Value, rounded down to the nearest whole number.

(ii) Parent PSU Awards. Each Parent PSU Award outstanding on the Distribution Date will be converted effective as of the Distribution Date into an Adjusted Parent PSU Award. Except as otherwise provided in this Section 6.01, each Adjusted Parent PSU Award will be subject to the same terms and conditions (including with respect to vesting, settlement and termination) after the conversion as applied to the corresponding Parent PSU Award immediately prior to the conversion; provided, however, that:

(A) the number of Parent Shares subject to each Adjusted Parent PSU Award subject to this Section 6.01(a)(ii) will be equal to the quotient of (I) the product of (a) the number of Parent Shares (including those attributable to dividend equivalent units) subject to the corresponding Parent PSU Award immediately prior to the Distribution Date, multiplied by (b) the Pre-Distribution Stock Value, rounded to the nearest cent; divided by (II) the Parent Post-Distribution Stock Value, rounded to four decimal places; and

(B) the performance criteria and performance targets under each Adjusted Parent PSU Award and each SpinCo PSU Award subject to this Section 6.01(a)(ii) will be equitably adjusted prior to the Distribution as determined appropriate or required in the sole discretion of the Parent Compensation Committee.

(b) Miscellaneous Award Terms. After the Distribution Date, Adjusted Parent Awards, regardless of by whom held, will be settled by Parent, and SpinCo Awards, regardless of by whom held, will be settled by SpinCo, in each case, without reimbursement by the other Party. Except as otherwise provided in this Agreement, with respect to grants described in this Section 6.01, no SpinCo Employee will be treated as having incurred a termination of employment with respect to any Parent Award solely by reason of the transfer of employment. In addition, none of the Separation, the Distribution, or any employment transfer described in Section 2.04 will constitute a termination of employment for any Employee for purposes of any Adjusted Parent Award or any SpinCo Award. Following the Distribution Date, for any award adjusted under this Section 6.01, any reference to a “change in control,” “change of control” or similar definition in an award agreement, Employment Agreement or Parent Equity Plan applicable to such award (A) with respect to Adjusted Parent Awards, will be deemed to refer to a “change in control,” “change of control” or similar definition as set forth in the applicable award agreement, Employment Agreement or Parent Equity Plan (a “Parent Change of Control”), and (B) with respect to SpinCo Awards, will be deemed to refer to a “Change in Control” as defined in the SpinCo Equity Plan (a “SpinCo Change of Control”).

(c) Tax Reporting and Withholding. Following the Distribution Date, it is expected that: (i) Parent will be responsible for all income, payroll and other tax remittance and reporting related to income of Retained Employees, Parent Former Employees, and, to the extent required, individuals who are or were Parent non-employee directors in respect of Adjusted Parent Awards and SpinCo Awards; and (ii) SpinCo will be responsible for all income, payroll and other tax remittance and reporting related to income of SpinCo Employees and SpinCo Former Employees in respect of Adjusted Parent Awards and SpinCo Awards. Parent or SpinCo, as applicable, will facilitate performance by the other Party of its obligations hereunder by promptly remitting amounts or shares withheld in conjunction with a transfer of shares or cash, either (as mutually agreed by the Parties) directly to the applicable taxing authority or to the other Party for remittance to such taxing authority. The Parties will cooperate and communicate with each other and with third-party providers to effectuate withholding and remittance of taxes, as well as required tax reporting, in a timely, efficient and appropriate manner. If Parent or SpinCo determines in its reasonable judgment that any action required under this Section 6.01 will not achieve the intended tax, accounting and legal results, including, without limitation, the intended results under Code Section 409A or FASB ASC Topic 718 – Stock Compensation, then at the request of Parent or SpinCo, as applicable, Parent and SpinCo will mutually cooperate in taking such actions as are necessary or appropriate to achieve such results, or most nearly achieve such results if they originally-intended results are not fully attainable.

(d) Registration and Other Regulatory Requirements. Prior to the Distribution Date (and in any case before the date of issuance of any SpinCo Shares pursuant to the SpinCo Equity Plan), SpinCo agrees to file a Form S-8 registration statement (or an S-1 or S-3 if a Form S-8 Registration Statement is not then available for any such awards to be granted in accordance with the terms of this Agreement) with respect to, and to cause to be registered pursuant to the Securities Act, the SpinCo Shares authorized for issuance under the SpinCo Equity Plan, as required pursuant to the Securities Act, or such similar registration as may be required by applicable local Law. The Parties will take such additional actions as are deemed necessary or advisable to effectuate the foregoing provisions of this Section 6.01, including compliance with securities Laws and other legal requirements associated with equity compensation awards in affected non-U.S. jurisdictions. Parent agrees to facilitate the adoption and approval of the SpinCo Equity Plan taking into account the requirements of Treasury Regulations Section 1.162-27(f)(4)(iii).

(e) Further Adjustments. Notwithstanding the foregoing provisions of this Section 6.01, the Parent Board (or such other committee authorized by the Parent Board) may determine, in its sole discretion, not to adjust certain outstanding Parent equity-based awards pursuant to the foregoing provisions of this Section 6.01 where (i) those actions would create or trigger adverse legal, accounting or tax consequences for Parent, SpinCo and/or the affected award holders, or (ii) where the Parent Board (or such other committee authorized by the Parent Board) determines that an adjustment is appropriate due to distortions in either Parent or SpinCo’s share values due to an unforeseen temporary market event unrelated to Parent or SpinCo. In such circumstances, Parent and/or SpinCo may take any action necessary or advisable to prevent any such adverse legal, accounting or tax consequences or distortions, including (x) agreeing that the outstanding Parent equity-based awards of the affected award holders will terminate in accordance with the terms of the Parent Equity Plans and the underlying award agreements, in which case Parent will equitably compensate the affected award holders in an alternate manner determined by Parent in its sole discretion, or (y) apply an alternate adjustment method. Where and to the extent required by applicable Law or tax considerations outside the United States, the adjustments described in this Section 6.01 will be deemed to have been effectuated immediately prior to the Distribution Date.

(f) Code Section 409A. Notwithstanding any other provision of this Agreement to the contrary, in the case of any Parent RSU Award or Parent PSU Award, all conversions and adjustments pursuant to this Section 6.01 will be made taking into account the requirements of Code Sections 409A, to the extent applicable.

Section 6.02 Bonus and Incentive Plans.

(a) Generally. The SpinCo Group will be responsible for all bonus payments and other cash incentive payments to SpinCo Employees in respect of any plan period, the payment date for which occurs on or after the applicable SpinCo Employee’s Distribution Date.

(b) Restricted Cash Awards. The SpinCo Group will assume all Liabilities associated with any Restricted Cash Award that was granted to a SpinCo Employee and remains outstanding as of the Distribution.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Transfer of Records. Parent will transfer to SpinCo any and all employment records and information (including any Form 1-9, Form W-2 or other Internal Revenue Service forms or foreign jurisdiction equivalents, personnel files, performance reviews and other employment related information) with respect to SpinCo Employees and other records reasonably required by SpinCo to enable SpinCo properly to carry out its obligations under this Agreement. Such transfer of records generally will occur as soon as administratively practicable on or after the Distribution Date. Each Party will permit the other Party reasonable access to Employee records to the extent reasonably necessary for such accessing Party to carry out its obligations hereunder. Any transfer required hereunder will be required only to the extent required or permitted by applicable local Law.

Section 7.02 Cooperation. Each Party will upon reasonable request provide the other Party and the other Party’s respective Affiliates, agents and vendors all information reasonably necessary to the other Party’s performance of its obligations hereunder. The Parties agree to use commercially reasonable efforts and to cooperate with each other to carry out their obligations hereunder and to effectuate the terms of this Agreement. Without limiting the generality of the foregoing, (a) Parent shall provide to SpinCo all information relating to the performance of the RemainCo Group following the Distribution that is necessary for SpinCo to calculate any performance bonuses (including any leadership bonuses) payable to any SpinCo Employee or SpinCo Former Employee for the performance period in which the Distribution occurs and (b) SpinCo shall provide to Parent all information relating to the performance of the SpinCo Group following the Distribution that is necessary for Parent to calculate any performance bonuses (including any leadership bonuses) payable to any Retained Employee or Parent Former Employee for the performance period in which the Distribution occurs.

Section 7.03 Tax Benefits. If any member of the RemainCo Group remits a payment to a Tax Authority for Taxes on behalf of any SpinCo Employee or a SpinCo Former Employee, SpinCo shall remit to Parent the amount for which it is liable within thirty (30) days after receiving written notification requesting such amount. If any member of the SpinCo Group remits a payment to a Tax Authority for Taxes on behalf of any Retained Employee or any Parent Former Employee, Parent shall remit to SpinCo the amount for which it is liable within thirty (30) days after receiving written notification requesting such amount. Effective as of the Distribution Date, the RemainCo Group will be entitled to all Employee Recoupment Assets in respect of all Employees and Former Employees to the extent that the Employee Recoupment Asset relates to a payment made by the RemainCo Group. The SpinCo Group will be entitled all Employee Recoupment Assets in respect of SpinCo Employees and SpinCo Former Employees to the extent that the Employee Recoupment Asset relates to a payment made by the SpinCo Group.

Section 7.04 Compliance. The agreements and covenants of the Parties hereunder will at all times be subject to the requirements and limitations of applicable Law (including local Laws, rules and customs relating to the treatment of benefit plans) and collective bargaining agreements, and/or social consultation as applicable. Where an agreement or covenant of a Party hereunder cannot be effected in compliance with applicable Law or an applicable collective bargaining agreement or social consultation requirement, the Parties agree to negotiate in good faith to modify such agreement or covenant to the least extent possible in keeping with the original agreement or covenant in order to comply with applicable Law or such applicable collective bargaining agreement or social consultation requirement. Each provision of this Agreement is subject to and qualified by this Section 7.04, whether or not such provision expressly states that it is subject to or limited by applicable Law or by applicable collective bargaining agreements. Each reference to the Code, ERISA, or the Securities Act or any other Law will be deemed to include the rules, regulations, and guidance issued thereunder.

Section 7.05 Preservation of Rights. Unless expressly provided otherwise in this Agreement, nothing herein will be construed as a limitation on the right of the RemainCo Group or the SpinCo Group to (a) amend or terminate any Benefit Plan or (b) terminate the employment of any Employee.

Section 7.06 Not a Change in Control. The Parties acknowledge and agree that the Separation, Distribution and other transactions contemplated by the Separation and Distribution Agreement and this Agreement do not constitute a “change in control” or a “change of control” for purposes of any Benefit Plan, any Employment Agreement or any other agreement or arrangement.

Section 7.07 Reimbursements; Interest on Late Payments. The Parties acknowledge and agree that the RemainCo Group, on one hand, and the SpinCo Group, on the other hand, may incur costs and expenses (including payment of compensation) which are the responsibility of the other Party as set forth in this Agreement. Accordingly, the Parties agree to reimburse each other for Liabilities and obligations for which such Party is responsible, and will provide such reimbursement reasonably promptly and in accordance with the terms of any agreement between the Parties or their Affiliates addressing such matters. Payments pursuant to this Agreement that are not made by the date prescribed in this Agreement or, if no such date is prescribed, within thirty (30) days after written demand for payment is made, shall accrue interest for the period from and including the date immediately following the due date therefor through and including the date of payment at a rate per annum equal to the Prime Rate plus two percent (2%) (compounded monthly). Such rate shall be redetermined at the beginning of each calendar quarter following such due date. Such interest will be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of three hundred sixty-five (365) days and the actual number of days for which due.

Section 7.08 Notices. Unless expressly provided herein, all notices, requests, claims, demands or other communications under this Agreement shall be delivered in accordance with the requirements for the provision of notice set forth in Section 10.6 of the Separation and Distribution Agreement.

Section 7.09 Procedures for Indemnification of Third-Party Claims.

(a) Notice of Claims. If, at or following the Effective Time, any Party to this Agreement (an “Indemnitee”) shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) who is not a member of the RemainCo Group or the SpinCo Group of any claim or of the commencement by any such Person of any Action (collectively, a “Third-Party Claim”) with respect to which the opposing Party (the “Indemnifying Party”) may be liable pursuant to any Section of this Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as practicable, but in any event no later than fourteen (14) days after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail, including the facts and circumstances giving rise to such claim for indemnification, and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnitee to provide notice in accordance with this Section 7.09(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent (if any) to which the Indemnifying Party is actually prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 7.09(a).

(b) Control of Defense. An Indemnifying Party may elect to defend (and seek to settle or compromise, subject to Section 7.09(e)), at its own expense and with its own counsel, any Third-Party Claim; provided that, prior to the Indemnifying Party assuming and controlling defense of such Third-Party Claim, it shall first confirm to the Indemnitee in writing that, assuming the facts presented to the Indemnifying Party by the Indemnitee being true, the Indemnifying Party shall indemnify the Indemnitee for any Liabilities to the extent resulting from, or arising out of, such Third-Party Claim. Notwithstanding the foregoing, if the Indemnifying Party assumes such defense and, in the course of defending such Third-Party Claim, (i) the Indemnifying Party discovers that the facts presented at the time the Indemnifying Party acknowledged its indemnification obligation in respect of such Third-Party Claim were not true in all material respects and (ii) such untruth provides a reasonable basis for asserting that the Indemnifying Party does not have an indemnification obligation in respect of such Third-Party Claim, then (A) the Indemnifying Party shall not be bound by such acknowledgment, (B) the Indemnifying Party shall promptly thereafter provide the Indemnitee written notice of its assertion that it does not have an indemnification obligation in respect of such Third-Party Claim and (C) the Indemnitee shall have the right to assume the defense of such Third-Party Claim. Within thirty (30) days after the receipt of a notice from an Indemnitee in accordance with Section 7.09(a) (or sooner, if the nature of the Third-Party Claim so requires), the Indemnifying Party shall provide written notice to the Indemnitee indicating whether the Indemnifying Party shall assume responsibility for defending the Third-Party Claim. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of the notice from an Indemnitee as provided in Section 7.09(a), then the Indemnitee that is the subject of such Third-Party Claim shall be entitled to continue to conduct and control the defense of such Third-Party Claim.

(c) Allocation of Defense Costs. If an Indemnifying Party has elected to assume the defense of a Third-Party Claim, then such Indemnifying Party shall be solely liable for all fees and expenses incurred by it in connection with the defense of such Third-Party Claim and shall not be entitled to seek any indemnification or reimbursement from the Indemnitee for any such fees or expenses incurred by the Indemnifying Party during the course of the defense of such Third-Party Claim by such Indemnifying Party, regardless of any subsequent decision by the Indemnifying Party to reject or otherwise abandon its assumption of such defense. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of a notice from an Indemnitee as provided in Section 7.09(a), and the Indemnitee conducts and controls the defense of such Third-Party Claim and the Indemnifying Party has an indemnification obligation with respect to such Third-Party Claim, then the Indemnifying Party shall be liable for all reasonable fees and expenses incurred by the Indemnitee in connection with the defense of such Third-Party Claim.

(d) Right to Monitor and Participate. An Indemnitee that does not conduct and control the defense of any Third-Party Claim, or an Indemnifying Party that has failed to elect to defend any Third-Party Claim as contemplated hereby, nevertheless shall have the right to employ separate counsel (including local counsel, as necessary) of its own choosing to monitor and participate in (but not control) the defense of any Third-Party Claim for which it is a potential Indemnitee or Indemnifying Party, but the fees and expenses of such counsel shall be at the expense of such Indemnitee or Indemnifying Party, as the case may be, and the provisions of Section 7.09(c) shall not apply to such fees and expenses. Notwithstanding the foregoing, but subject to Sections 6.8 and 6.9 of the Separation and Distribution Agreement, such Indemnitee or Indemnifying Party shall cooperate with the Party entitled to conduct and control the defense of such Third-Party Claim in such defense and make available to the controlling Party, at the non-controlling Party’s expense, all witnesses, information and materials in such Party’s possession or under such Party’s control relating thereto as are reasonably required by the controlling Party. In addition to the foregoing, if any Indemnitee shall in good faith determine that such Indemnitee and the Indemnifying Party have actual or potential differing defenses or conflicts of interest between them that make joint representation inappropriate, then the Indemnitee shall have the right to employ separate counsel (including local counsel, as necessary) and to participate in (but not control) the defense, compromise, or settlement thereof, and the Indemnifying Party shall bear the reasonable fees and expenses of such counsel for all Indemnitees.

(e) No Settlement. Neither Party may settle or compromise any Third-Party Claim for which either Party is seeking to be indemnified hereunder without the prior written consent of the other Party, which consent may not be unreasonably withheld, conditioned or delayed, unless such settlement or compromise is solely for monetary damages that are fully payable, and are capable of being paid in full, by the settling or compromising Party, does not involve any admission, finding or determination of wrongdoing or violation of Law by the other Party (or any other member of its Group or any of their respective past, present or future directors, officers or employees) and provides for a full, unconditional and irrevocable release of the other Party (and each other relevant member of its Group and any of its or their relevant past, present, or future directors, officers or employees) from all Liability in connection with the Third-Party Claim. The Parties hereby agree that if a Party presents the other Party with a written notice containing a proposal to settle or compromise a Third-Party Claim for which either Party is seeking to be indemnified hereunder and the Party receiving such proposal does not respond in any manner to the Party presenting such proposal within thirty (30) days (or within any such shorter time period that may be required by applicable Law or court order) of receipt of such proposal, then the Party receiving such proposal shall be deemed to have consented to the terms of such proposal.

Section 7.10 Limitation on Enforcement. This Agreement is an agreement solely between the Parties. Nothing in this Agreement, whether express or implied, will be construed to: (a) confer upon any current or former Employee of the RemainCo Group or the SpinCo Group, or any other person any rights or remedies, including to any right to (i) employment or recall; (ii) continued employment or continued service for any specified period; or (iii) claim any particular compensation, benefit or aggregation of benefits, of any kind or nature; or (b) create, modify, or amend any Benefit Plan.

Section 7.11 Disputes. The procedures for discussion, negotiation, mediation and arbitration set forth in Article VII of the Separation and Distribution Agreement shall apply to all disputes, controversies or claims (whether sounding in contract, tort or otherwise) that may arise out of or relate to, or arise under or in connection with, this Agreement.

Section 7.12 Third Party Consents. Without limiting or otherwise modifying the provisions regarding Approvals or Notifications set forth in the Separation and Distribution Agreement, if the obligation of any Party under this Agreement depends upon the Approval or Notification of a Third Party, such as a vendor or insurer, and that Approval or Notification is withheld, the Parties will use commercially reasonable efforts to implement the affected provisions of this Agreement to the fullest extent practicable; provided that, except to the extent expressly provided in this Agreement or any of the Ancillary Agreements or as otherwise agreed between Parent and SpinCo, neither Parent nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications. If any provision of this Agreement cannot be implemented due to the failure of a Third Party to provide a required Approval or Notification, the Parties will negotiate in good faith to implement the provision in a mutually satisfactory manner, taking into account the original purpose of the affected provision.

Section 7.13 Further Assurances and Consents. Without limiting or otherwise modifying the provisions of Article VIII of the Separation and Distribution Agreement, in addition to the actions specifically provided for in this Agreement, each of the Parties will use reasonable best efforts to (a) execute and deliver such further instruments and documents and take such other actions as the other Party may reasonably request to effectuate the purposes of this Agreement and to carry out the terms hereof, and (b) take, or cause to be taken, all actions and do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Law and agreements or otherwise to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best effort to obtain any required consents and approvals and to make any filings and applications necessary or desirable to consummate the transactions contemplated by this Agreement; provided, that, except to the extent expressly provided in this Agreement or any of the Ancillary Agreements or as otherwise agreed between Parent and SpinCo, no Party will be obligated to contribute capital or pay any consideration in any form therefor.

Section 7.14 Effect if Distribution Does Not Occur. If the Distribution does not occur, then all actions and events that are to be taken under this Agreement, or otherwise in connection with the Distribution, will not be taken or occur, except to the extent specifically provided by Parent.

Section 7.15 Counterparts; Entire Agreement; Authority; Facsimile Signatures.

(a) Counterparts. This Agreement may be executed in one (1) or more counterparts, all of which shall be considered one (1) and the same agreement, and shall become effective when one (1) or more counterparts have been signed by each of the Parties and delivered to the other Party. The provisions of Section 10.1(c) of the Separation and Distribution Agreement shall, for the avoidance of doubt, apply to the execution of this Agreement.

(b) Entire Agreement. This Agreement, together with the Separation and Distribution Agreement and the other Ancillary Agreements, contain the entire agreement between the Parties with respect to the subject matter hereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein.

(c) Authority. Parent represents on behalf of itself, and SpinCo represents on behalf of itself, as follows:

(i) it has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(ii) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable against it in accordance with the terms hereof.

Section 7.16 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of Singapore irrespective of rules of conflicts of law, including all matters of validity, construction, effect, enforceability, performance and remedies.

Section 7.17 Binding Effect; Assignability. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, that neither Party may assign any of its rights or assign or delegate any of its obligations under this Agreement without the express prior written consent of the other Party.

Section 7.18 No Third Party Beneficiaries. The provisions of this Agreement are solely for the benefit of the Parties and do not and are not intended to confer upon any Person except the Parties any rights or remedies hereunder, and there are no Third Party beneficiaries of this Agreement and this Agreement shall not provide any Third Party with any remedy, claim, Liability, reimbursement or other right in excess of those existing without reference to this Agreement. Nothing in this Agreement is intended to amend any Benefit Plan or affect Parent or SpinCo or the applicable plan sponsor’s right to amend or terminate any Benefit Plan pursuant to the terms of such Benefit Plan. No Employee or Former Employee, officer, director, or independent contractor or any other individual associate therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement.

Section 7.19 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by an arbitrator or by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect, as closely as possible, the original intent of the Parties.

Section 7.20 No Set Off. Except as mutually agreed to in writing by the Parties, neither Party nor any other member of such Party’s Group shall have any right of set-off or other similar rights with respect to (a) any amounts payable pursuant to this Agreement or (b) any other amounts claimed to be owed to the other Party or any other member of its Group arising out of this Agreement.

Section 7.21 Survival of Covenants. Except as expressly set forth in this Agreement, the covenants and agreements contained in this Agreement, and Liability for the breach of any such obligations contained herein, shall survive the Separation and the Distribution and shall remain in full force and effect.

Section 7.22 Waivers of Default; Remedies Cumulative. Waiver by a Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 7.23 Amendments. No provisions of this Agreement may be deemed waived, amended, supplemented or modified by a Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification.

Section 7.24 Specific Performance. Subject to the provisions of Article VII of the Separation and Distribution Agreement, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

Section 7.25 Mutual Drafting. This Agreement shall be deemed to be the joint work product of the Parties, and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

Section 7.26 Predecessors or Successors. Any reference to Parent, SpinCo, a Person or a Subsidiary in this Agreement shall include any predecessors or successors (e.g., by merger or other reorganization, liquidation or conversion) of Parent, SpinCo, such Person or such Subsidiary, respectively.

Section 7.27 Change in Law. Any reference to a provision of the Code or any other Tax Law shall include a reference to any applicable successor provision or Law.

Section 7.28 Limitations of Liability. Notwithstanding anything in this Agreement or the Separation and Distribution Agreement to the contrary, neither SpinCo or any other member of the SpinCo Group, on the one hand, nor Parent or any other member of the RemainCo Group, on the other hand, shall be liable under this Agreement to the other for any indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of the other (other than any such damages awarded to a Third Party with respect to a Third-Party Claim).

Section 7.29 Performance. Parent shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the RemainCo Group. SpinCo shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the SpinCo Group.

Section 7.30 Incorporation. Sections 10.10 (Headings) and 10.15 (Interpretation) the Separation and Distribution Agreement are hereby incorporated in this Agreement as if fully set forth herein.

[Signatures set forth on following page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their authorized representatives.

SunPower Corporation		Maxeon Solar Technologies, Ltd.

By:	/s/ Thomas H. Werner	By:	/s/ Jeffrey W. Waters
Name:	Thomas H. Werner	Name:	Jeffrey W. Waters
Title:	Chief Executive Officer	Title:	Chief Executive Officer

[Signature Page to Employee Matters Agreement]